Spur Ventures Inc.

Interim Consolidated Financial Statements
Three Months Ended March 31, 2005
(Unaudited)

These interim consolidated financial statements and accompanying notes contained herein have not been reviewed by the Company’s auditors.

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management)

	March 31,	December 31,
Expressed in Canadian dollars as at	2005	2004
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$12,176,346	$9,484,991
Short-term investments	-	5,510,500
Accounts receivable	281,392	188,415
Inventory	1,170,613	1,125,024
Prepaid expenses	87,593	96,034
Due from YPCC - Note 5	372,700	371,103
	14,088,644	16,776,067

Fixed assets - net	9,502,945	8,438,916
Land use right - net	480,818	482,639
Mineral properties	2,484,642	2,417,338

	$26,557,049	$28,114,960

LIABILITIES
Current
Accounts payable and accrued liabilities	$720,274	$1,181,390
Customer deposits	205,203	494,632
Other payable	213,465	228,863
Amount due to Yuanfeng	41,420	44,290
Bank loans - Note 6	3,141,150	3,853,100
	4,321,512	5,802,275

Minority interest	1,009,817	971,098

SHAREHOLDERS' EQUITY
Capital stock - Note 7
Authorized -
Unlimited Common shares without par value
Unlimited Preferred shares without par value
Issued -
39,939,328 Common shares (2004: 39,889,328)	27,595,651	27,550,651
Stock options and warrants	2,990,807	2,763,003
Cumulative translation adjustment	(434,091)	(408,187)
Deficit	(8,926,647)	(8,563,880)
	21,225,720	21,341,587

	$26,557,049	$28,114,960

APPROVED BY THE DIRECTORS

(Signed) Robert G. Atkinson	(Signed) Y.B. Ian He
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Unaudited - Prepared by Management)

Expressed in Canadian dollars	2005	2004

Sales	$2,116,867	$-
Cost of sales	1,769,653	-
Gross profit	347,214	-

Expenses
Consulting fees	77,000	105,000
Depreciation and amortization	16,976	3,352
Interest	60,971	-
Inventories written off - should be included in Cost of sales	1,176	-
Office and miscellaneous	54,627	8,918
Printing and mailing	1,973	4,049
Professional fees	22,761	12,494
Rent	13,458	8,029
Repairs and maintenance	4,727	-
Selling expenses	65,319	-
Stock-based compensation expenses	227,803	132,234
Transfer agent and filing fees	3,283	4,744
Travel, advertising and promotion	63,445	7,788
Wages and benefits	119,819	-
	733,338	286,608

Operating loss	(386,124)	(286,608)

Other income and expenses
Gain on disposal of marketable securities	-	2,333
Interest income	58,475	13,340
Energy trust income	-	825
Foreign exchange gain (loss)	(582)	79
	57,893	16,577

Loss before minority interest	(328,231)	(270,031)
Minority interest	(34,536)	-
Loss for the period	(362,767)	(270,031)

Deficit, Beginning of period as previously reported	(8,563,880)	(4,732,692)
Stock-based compensation expenses	-	(1,468,865)
Deficit, Beginning of period, restated	(8,563,880)	(6,201,557)

Deficit, End of period	$(8,926,647)	$(6,471,588)

Basic and diluted loss per common share	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	39,890,995	28,800,207

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Unaudited - Prepared by Management)

In Canadian dollars	2005	2004

Cash flows from operating activities
Cash received from customers	$2,038,598	$-
Investment income	-	825
Interest received	123,089	28,811
Interest paid	(90,547)	-
Cash paid to suppliers and employees	(2,923,778)	(138,050)
	(852,638)	(108,414)

Cash flows from investing activities
Feasibility study, project development	(65,815)	(8,964)
Purchase of fixed assets	(1,114,366)	-
Redemption of short-term investment	5,510,500	-
Amount due to Yuanfeng	(2,870)	-
Amount due from joint venture partner - YMC	-	(500,000)
Amount due from joint venture partner - YSC	(1,597)	(1,658,534)
Disposal of marketable securities	-	100,833
	4,325,852	(2,066,665)

Cash flows from financing activities
Share subscriptions received, net	-	390,000
Repayment of bank loans	(730,500)	-
	(730,500)	390,000

Effect of exchange rate changes	(51,359)	-

Increase (decrease) in cash and cash equivalents	2,691,355	(1,785,079)

Cash and cash equivalents, beginning of period	9,484,991	4,965,571

Cash and cash equivalents, end of period	$12,176,346	$3,180,492

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The same accounting policies, as disclosed in the audited financial statements, included in the Company’s latest annual report have been used.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), its 72.18% owned joint venture company, Yichang Spur Chemicals Ltd. (“YSC”), since the date of acquisition, its 78.72% owned Joint Venture Company which is awaiting approval of the Chinese authorities, Yichang Maple Leaf Chemicals Ltd. (“YMC”) (Note 2) and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). All significant inter-company transactions and accounts have been eliminated.

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

2. Mineral Properties

Yichang Phosphate Project

			Spur
	YMC		Ventures Inc.	Total
	RMB	CA$	CA$	CA$
Exploration and development costs
Balance, December 31, 2004	2,125,787	309,089	2,108,249	2,417,338
General and administration	95,768	13,992	-	13,992
Consulting	60,000	8,766	12,000	20,766
Travel	99,176	14,490	-	14,490
Legal and professional	60,853	8,891	-	8,891
Salaries and benefits	52,547	7,677	-	7,677
Translation adjustment	-	1,488	-	1,488
Balance, March 31, 2005	2,494,131	364,393	2,120,249	2,484,642

As of March 31, 2005, YMC has not received the final regulatory approval in China on the changes in terms of the joint venture and thus the Chinese partner had not transferred the land and mineral rights to YMC. Once the land and mineral rights are transferred to YMC, the Company’s interest in YMC will be adjusted to 78.72%, with the Chinese joint venture partner holding 21.28% .

During the three months ended March 31, 2005, the Company incurred exploration and development costs of $67,304 in relation to the YMC joint venture. As of March 31, 2005, the Company has capitalized exploration and development expenses of $2,484,642 in relation to the YMC joint venture.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

3. Fixed Assets

				December 31,
	March 31, 2005			2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Building	$1,665,679	$80,559	$1,585,120	$1,597,625
Construction in progress	5,558,493	-	5,558,493	4,435,561
Machinery and equipment	2,412,202	231,446	2,180,756	2,316,359
Motor vehicle	134,718	17,656	117,062	37,558
Office equipment and furniture	73,720	17,180	56,540	45,181
Leasehold improvement	19,898	14,924	4,974	6,632
	$9,864,710	$361,765	$9,502,945	$8,438,916

4. Land Use Rights
				December 31,
	March 31, 2005			2004
		Accumulated	Net book	Net book
	Cost	amortization	value	value

Land use rights	$494,736	$13,918	$480,818	$482,639

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

5. Amount outstanding with minority shareholders

As of March 31, 2005, the Company has the following amounts outstanding with minority shareholders of YSC, Yichang Phosphorous Chemical Industries Group Co. (“YPCC”):

	RMB	CA$

Bank loan for the benefits of YPCC (Note 6)	6,900,000	1,008,091
Loan from YPCC	(4,476,675)	(654,042)
Net exposure of YSC	2,423,325	354,049
Advance to YPCC and its subsidiaries	127,663	18,652
	2,550,988	372,700

The company is still in discussion with YPCC and the Agricultural Bank of China regarding the full repayment of the bank loan, RMB6,900,000 ($1,008,091), which was due in December 2004 (Note 6).

6. Bank Loans

Principal Amount		Annual interest
RMB	CA$	rate	Maturity date

11,900,000	1,738,590	5.84%	October 27, 2005
2,700,000	394,470	5.58%	November 3, 2005
6,900,000	1,008,090	6.588% (Note 5)	December 27, 2004
21,500,000	3,141,150

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
" MARCH 31, 2005
(Unaudited)

7. Capital Stock, Warrants and Options

(a)	Capital Stock

The following is a summary of capital stock transactions during the three-month period ended March 31, 2005:-

(i)	Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii)	Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2004	39,889,328	$27,550,651
Issued for exercise of options	50,000	45,000
Balance, March 31, 2005	39,939,328	$27,595,651

On March 11, 2005, 50,000 stock options were exercised at $0.90 each.

(b)	Warrants

There was no warrant granted, exercised or cancelled during the three-month period ended March 31, 2005.

The following table summarizes information about warrants outstanding at March 31, 2005:

Number of warrants	Exercise price	Expiry date

300,000	$1.10	July 15, 2005
5,830,000	1.50	June 23, 2006
6,130,000

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

7. Capital Stock, Warrants and Options (Continued)

(c) Stock Options

The following is a summary of stock option transactions during the three-month period ended March 31, 2005:

		Weighted
		average
	Options	exercise
	outstanding	price

Balance, December 31, 2004	5,535,000	$1.02
Granted	500,000	1.80
Exercised (Note 7(a))	(50,000)	0.90
Balance, March 31, 2005	5,985,000	$1.08

On March 3, 2005, the Company granted incentive stock options for 500,000 shares at a price of $1.80 per share exercisable up to March 1, 2010, to a director. 50% of the options become vested on March 1, 2006 and the remaining 50% become vested on March 1, 2007.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	3.64%
Expected life of options in years	1 to 5 years
Expected volatility	52%
Dividend per share	$0.00

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

7. Capital Stock, Warrants and Options (Continued)

(c) Stock Options (Continued)

The following table summarizes information about stock options outstanding at March 31, 2005:

Option Price
	Exercise
Number of options	price	Expiry Date

50,000	$ 0.90	October 18, 2005
700,000	0.90	June 19, 2006
50,000	0.90	November 19, 2006
2,200,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
1,650,000	1.50	July 23, 2009
200,000	1.50	October 12, 2009
500,000	1.80	March 1, 2010
5,985,000

During the three months ended March 31, 2005, compensation expense of $227,803 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements and the interim financial statements.

8. Related Party Transactions

During the three-month period ended March 31, 2005, the Company paid consulting fees of $39,500 (2004: $97,500) to 2 companies controlled by directors (2004: 5). The Company also paid legal fees of $3,745 (2004: $nil) to an officer.

Included in prepaid expenses is $6,999 due from two directors in relation to travel advances.

Included in accounts payable and accrued liabilities, there are $3,990 and $3,333 due to an officer for his legal services and a company controlled by a director for his consulting services, respectively and $9,862 due to an officer and two directors for expenses incurred on behalf of the Company.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

9. Segmented Information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the Company’s principal activity. All revenues are earned from sales to customers located in China.

	March 31, 2005

	Canada	China	Consolidated

Current assets	$907,759	$13,180,885	$14,088,644
Fixed assets - net	18,158	9,484,787	9,502,945
Land use rights - net	-	480,818	480,818
Mineral properties	-	2,484,642	2,484,642
Total assets	$925,917	$25,631,132	$26,557,049

	December 31, 2004

	Canada	China	Consolidated

Current assets	$15,931,184	$844,883	$16,776,067
Fixed assets - net	18,694	8,420,222	8,438,916
Land use rights	-	482,639	482,639
Mineral properties	-	2,417,338	2,417,338
Total assets	$15,949,878	$12,165,082	$28,114,960